UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13G/A

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3 )*

                       HUNTINGDON LIFE SCIENCES GROUP PLC
                                (NAME OF ISSUER)

                  ORDINARY SHARES, PAR VALUE 5 PENCE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                     0448116
                                 (SEDOL NUMBER)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1 (b)
|X|      Rule 13d-1 (c)
|_|      Rule 13d-1 (d)

-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEDOL NO. 0448116                     13G                     Page 2 of 11 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Little Wing, L.P., 13-3778596

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:         (a)  |_|
                                                                    (b)  |X|
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
         NUMBER OF SHARES                5. SOLE VOTING POWER:
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON WITH   6. SHARED VOTING POWER: 20,477,275

                                         7. SOLE DISPOSITIVE POWER:

                                         8. SHARED DISPOSITIVE POWER: 20,477,275

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         20,477,275

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
         |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.04%

12.      TYPE OF REPORTING PERSON*: PN

------------------------------
* See Instructions before filling out!

SEDOL NO. 0448116                   13G                       Page 3 of 11 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Little Wing Too, L.P., 06-1520333

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:          (a)  |_|
                                                                     (b)  |X|
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
         NUMBER OF SHARES                   5.      SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING                  6.      SHARED VOTING POWER: 0
         PERSON WITH
                                            7.      SOLE DISPOSITIVE POWER: 0

                                            8.      SHARED DISPOSITIVE POWER: 0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
         |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0%

12.      TYPE OF REPORTING PERSON*: PN

------------------------------
* See Instructions before filling out!

SEDOL NO. 0448116                  13G                        Page 4 of 11 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Tradewinds Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:           (a)  |_|
                                                                      (b)  |X|
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
         NUMBER OF SHARES             5.      SOLE VOTING POWER:
         BENEFICIALLY OWNED
         BY EACH REPORTING            6.      SHARED VOTING POWER: 498,900
         PERSON WITH
                                      7.      SOLE DISPOSITIVE POWER:

                                      8.      SHARED DISPOSITIVE POWER: 498,900

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 498,900

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
         |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 3.56%

12.      TYPE OF REPORTING PERSON*: CO

------------------------------
* See Instructions before filling out!

SEDOL NO. 0448116                     13G                     Page 5 of 11 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Quilcap Corp., 13-3780878

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:          (a)  |_|
                                                                     (b)  |X|
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
         NUMBER OF SHARES               5.  SOLE VOTING POWER:
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON WITH  6.  SHARED VOTING POWER: 1,172,000

                                        7.  SOLE DISPOSITIVE POWER:

                                        8.  SHARED DISPOSITIVE POWER: 1,172,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,172,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
         |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.37%

12.      TYPE OF REPORTING PERSON*: CO

------------------------------
* See Instructions before filling out!

SEDOL NO. 0448116                       13G                   Page 6 of 11 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Quilcap International Corp., 13-3868725

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:          (a)  |_|
                                                                     (b)  |X|
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
         NUMBER OF SHARES           5.       SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING          6.       SHARED VOTING POWER: 8,614,850
         PERSON WITH
                                    7.       SOLE DISPOSITIVE POWER: 0

                                    8.       SHARED DISPOSITIVE POWER: 8,614,850

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,614,850

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
         |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  2.96%

12.      TYPE OF REPORTING PERSON*: CO

------------------------------
* See Instructions before filling out!

SEDOL NO. 0448116                         13G                 Page 7 of 11 Pages

         Schedule 13G/A3 of Little Wing, L.P ("Little Wing"), Little Wing Too, L.P. ("Little Wing Too"), Tradewinds Fund Ltd. ("Tradewinds"), Quilcap Corp. ("Quilcap Corp."), and Quilcap International Corp. ("Quilcap International") with respect to the ordinary shares, par value 5 pence per share (the "Common Shares") of Huntingdon Life Sciences Group plc (the "Company").

ITEM 1 (a)        NAME OF ISSUER:
                  Huntingdon Life Sciences Group plc

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  Woolley Road, Alconbury, Huntingdon, Cambridgeshire, PE17 2SW,
                  England

ITEM 2 (a)        NAME OF PERSON FILING:
                  Little Wing, L.P. ("Little Wing")
                  Little Wing Too, L.P. ("Little Wing Too")
                  Tradewinds Fund Ltd. ("Tradewinds")
                  Quilcap Corp. ("Quilcap Corp.")
                  Quilcap International Corp. ("Quilcap International")

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Little Wing, L.P.
                  c/o Quilcap Corp.
                  153 East 53rd Street
                  Suite 2600
                  New York, NY 10022

                  Little Wing Too, L.P.
                  c/o Quilcap Corp.
                  153 East 53rd Street
                  Suite 2600
                  New York, NY 10022

                  Tradewinds Fund Ltd.
                  c/o Quilcap International Corp.
                  153 East 53rd Street
                  Suite 2600
                  New York, NY 10022

SEDOL NO. 0448116                  13G                        Page 8 of 11 Pages

                  Quilcap Corp.
                  153 East 53rd Street
                  Suite 2600
                  New York, NY 10022

                  Quilcap International Corp.
                  153 East 53rd Street
                  Suite 2600
                  New York, NY 10022

ITEM 2 (c)        CITIZENSHIP:
                  Little Wing and Little Wing Too are each limited partnerships organized under the laws of the State of Delaware. Quilcap
                  Corp. and Quilcap International are each corporations organized under the laws of the State of Delaware. Tradewinds is a corporation organized under the laws of the British
                  Virgin Islands.

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:
                  Ordinary Shares, Par Value 5 Pence Per Share (the "Common
                  Shares")

ITEM 2 (e)        SEDOL NUMBER:
                  0448116

ITEM (3) IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a)   (   )  Broker or Dealer registered under Section 15 of
                               the Securities Exchange Act of 1934 (the "Act")
                  (b)   (   )  Bank as defined in Section 3(a)(6) of the Act
                  (c)   (   )  Insurance Company as defined in Section 3(a)(19)
                               of the Act
                  (d)   (   )  Investment Company registered under Section 8 of
                               the Investment Company Act of 1940
                  (e)   (   )  An investment adviser in accordance with Rule
                               13d-1(b)(1)(ii)(E);
                  (f)   (   )  An employee benefit plan or endowment fund in
                               accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g)   (   )  A parent holding company or control person in
                               accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h)   (   )  A savings association as defined in Section 3(b)
                               of the Federal Deposit Insurance Act;

SEDOL NO. 0448116                       13G                   Page 9 of 11 Pages

                  (i)   (   )  A church plan that is excluded from the
                               definition of an investment company under Section
                               3(c)(14) of the Investment Company Act;
                  (j)   (   )  A Group, in accordance with Rule
                               13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4.           OWNERSHIP
                  (a)   Amount Beneficially Owned:
                        29,092,125

                  (b)   Percentage of Class:
                        10.0% (based on the 291,010,094 Common Shares reported to be outstanding in the Issuer's Form 10-Q for the period ended September 30, 2000)

                  (c)   Number of shares as to which such person has:
                        (i)   sole power to vote or to direct the vote: -0-
                        (ii)  shared power to vote or to direct the vote:
                              29,092,125
                        (iii) sole power to dispose or to direct the disposition
                              of: -0-
                        (iv) shared power to dispose to direct the disposition of: 29,092,125

          Quilcap Corp. is the general partner of each of Little Wing and Little Wing Too. Quilcap International is the investment manager to Tradewinds. Little Wing and Little Wing Too each have the power to vote and dispose of their respective Common Shares, which power may be exercised by Parker Quillen, as President of Quilcap Corp., the general partner to both entities. Tradewinds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Parker Quillen, as President of Quilcap International, the investment manager to Tradewinds.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON
                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  Not applicable.

SEDOL NO. 0448116                13G                         Page 10 of 11 Pages

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP
                  Not applicable.

ITEM 10.          CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SEDOL NO. 0448116                      13G                   Page 11 of 11 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2001

LITTLE WING, L.P.                             QUILCAP CORP.
By:    Quilcap Corp.,
       General Partner

By: /s/ Parker Quillen                        By: /s/ Parker Quillen
        ------------------------                  -------------------------
       Parker Quillen, President                  Parker Quillen, President

LITTLE WING TOO, L.P.                         QUILCAP INTERNATIONAL CORP.
By:     Quilcap Corp.,
        General Partner

By: /s/ Parker Quillen                        By: /s/ Parker Quillen
        ------------------------                  -------------------------
       Parker Quillen, President                  Parker Quillen, President

TRADEWINDS FUND LTD.
By:  Quilcap International Corp.

By: /s/ Parker Quillen
        -------------------------
        Parker Quillen, President